EMMIS COMMUNICATIONS INDEPENDENT DIRECTORS URGED TO FORM SPECIAL COMMITTEE TO WORK WITH CONTROLLING SHAREHOLDER ON VALUE-CREATING TRANSACTION

NEW YORK, Oct. 25, 2007 - Arnhold and S. Bleichroeder Advisers, LLC today announced that it has sent the following letter to the Independent Directors on the Board of Emmis Communications Corporation (Nasdaq: EMMS):

October 25, 2007

Ms. Susan Bayh, Director
Mr. Peter Lund, Director
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle-Suite 700
Indianapolis, IN  46204

Dear Ms. Bayh and Mr. Lund:

         Our firm and funds that we advise are now holders of 1,414,704 shares of the Class A common stock of Emmis Communications Corporation ("Emmis"), or approximately 4.6% of the Class A shares outstanding. In addition, we have economic exposure to the equivalent of an additional 337,296 shares through derivative contracts, giving us economic exposure to the equivalent of an aggregate of approximately 5.7% of the Class A shares outstanding.

         First, we wish to state our agreement with the view that we believe has been expressed in public filings by other Emmis shareholders that aggressive action must be taken by the Emmis Board of Directors (the "Board") for the benefit of all minority shareholders to realize the value inherent in the company's portfolio of underperforming radio assets. Given the facts and realities of how Emmis is structurally impaired from a corporate governance perspective, we are convinced that the optimal, and probably the only practicable, approach to achieving this goal is to pursue a "going private" transaction with the company's controlling shareholder, Jeffrey Smulyan. We strongly support the idea of a buy-out, funded in part by asset sales, that delivers a substantial premium to the current trading price of approximately $5 per share.

         Second, we appreciate the difficult position the Board is in given the circumstances surrounding Mr. Smulyan's unsuccessful effort to acquire the company last year. As a possible remedy to those concerns, we understand that Indiana law would permit the Board to enter into a transaction with a controlling shareholder such as Mr. Smulyan and put it to a shareholder vote for approval, without providing an explicit recommendation to the shareholders in favor of the transaction. The pertinent provision of the Indiana Business Corporation Law (IBCL 23-1-40-3(b)(1)) specifically exempts a board from recommending a plan of merger if "the board of directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders


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with the plan." We believe both conditions, "conflict of interest" and "other special circumstances," would likely be satisfied if a proposal were received from Mr. Smulyan. With respect to conflict of interest, Mr. Smulyan has voting control over a majority of board members who would ultimately be recommending, or refusing to recommend, a transaction. Further, Mr. Smulyan's ability to block alternative transactions, coupled with his publicly stated refusal to approve such transactions, results in the "going private" transaction as the only practicable alternative for the Emmis shareholders. In our view, this fact pattern clearly represents "special circumstances," which would permit the Board to pass such a transaction to the Emmis shareholders for approval without expressly recommending the transaction.

         If the Board were to receive a "going private" proposal from Mr. Smulyan at a large premium to the current share price, we would urge the Board to defer to the shareholders, to the extent it was unprepared to recommend a transaction that might not deliver as much value as a liquidation or the sale of Emmis to a third party (scenarios that we regard as merely theoretical, considering Mr. Smulyan's control position and his publicly stated refusal to agree to such other transactions). Given the sharp decline in the value of Emmis shares since last summer, when the Board chose not to provide shareholders an opportunity to evaluate Mr. Smulyan's first proposal, we hope members of the Board would now agree that the balance of their fiduciary obligations tips in favor of giving Emmis shareholders that opportunity if a new offer is made.

         As our representatives on the Board, the only Board members elected by Class A shareholders voting as a single class, you have a critical role to play here, and we are counting on your leadership. We encourage you to form a special committee to evaluate the strategic options available to minority shareholders and to work collaboratively with the controlling shareholder to help generate a positive result for minority shareholders relative to current trading levels.

         Yours truly,

         Robert J. Hordon           Jason B. Dahl           Jonathan R. Spitzer

Contact:
Arnhold and S. Bleichroeder Advisers, LLC
Robert Hordon, 212-698-3124